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EXHIBIT 11

AIRGAS, INC.
EARNINGS PER SHARE CALCULATIONS

	Three Months Ended September 30,				Six Months Ended September 30,
(In thousands, except per share amounts)
	2002		2001		2002		2001
Weighted Average Shares Outstanding:
Basic shares outstanding		70,400		67,900		70,100	67,600
Stock options and warrants—incremental shares		1,500		1,600		1,900	1,300

Diluted shares outstanding		71,900		69,500		72,000	68,900

Net earnings (loss)		$19,200		$14,553		$33,244	$(30,996)

Basic earnings per share	$	..27	$	..21	$	..47	$(.46)

Diluted earnings per share	$	..27	$	..21	$	..46	$(.45)

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  EXHIBIT 11